Exhibit 1

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s 2023 Annual Report, as amended. To the extent the information in this section is inconsistent with the information contained in the 2023 Annual Report, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the 2023 Annual Report.

THE FEDERATIVE REPUBLIC OF BRAZIL

Political Developments

U.S. Trade Tariffs

On March 12, 2025, the United States government imposed a 25% tariff on imports of iron, steel and aluminum, revoking tariff exemptions previously granted to major suppliers, including Brazil. In 2024, Brazilian exports of these products to the U.S. accounted for only 1.9% of Brazil’s total export value but represented approximately 40.8% of the country’s total exports of iron, steel, and aluminum. As such, while the new tariffs are likely to affect Brazil’s metallurgy sector significantly, their overall impact on the country’s exports and GDP is expected to be limited. On May 30, 2025, President Trump announced that he would double the tariff on metallurgical imports from 25% to 50%. President Trump posted on social media that the tariffs would go into effect on June 4, 2025, and signed an executive order to that effect on June 3, 2025.

In an official joint statement issued on March 12, 2025, Brazil’s Ministry of Development, Industry and Trade and the Ministry of Foreign Affairs expressed regret over the U.S. decision to impose a 25% tariff on metallurgical imports and reaffirmed the Brazilian government’s commitment to defending the interests of national producers. In coordination with the private sector, the government announced it would engage in dialogue with U.S. authorities and consider all appropriate trade policy instruments—including multilateral mechanisms such as the World Trade Organization (WTO)—to mitigate the negative impacts of the tariff and safeguard Brazil’s legitimate rights under international trade agreements.

On April 2, 2025, the U.S. government also announced that it will impose a 10% baseline tariff on all imports, including Brazilian products. In a second joint statement on April 3, 2025, the Brazilian government reiterated its concern over the adoption of unilateral measures incompatible with multilateral trade rules. Although the U.S. claimed in its April 2, 2025, announcement that the tariffs were a reciprocal measure, Brazil’s April 3 statement underscored that the tariff is not a measure of reciprocity. In 2024, the U.S. registered a US$7 billion trade surplus in goods with Brazil, which rises to US$28.6 billion when including services—its third-largest bilateral trade surplus globally. Over the past 15 years, this cumulative surplus has reached approximately US$410 billion.

In its second statement, the Brazilian government reaffirmed its intention to defend the legitimate interests of national producers and exporters, and to seek, in consultation with the private sector, all appropriate avenues under international trade law to counter the harmful effects of the U.S. measures, including possible action within the WTO.

On May 28, 2025, the U.S. Court of International Trade ruled that the Trump administration exceed its authority in issuing the 10% baseline tariff and effectively mandated the termination of the baseline tariff. The decision did not address the 25% tariff on iron, steel and aluminum. An appeal was immediately filed by the Trump administration in the U.S. Court of Appeals for the Federal Circuit, which granted an administrative stay temporarily maintaining the 10% baseline tariff.

New Brazil-China Agreements

On May 13, 2025, Brazil and China signed 20 agreements following a four-day visit by President Lula to Beijing. The deals included three agreements that secured Brazilian producers’ access to five new agricultural markets in China by authorizing Brazilian exports of duck meat, turkey meat, chicken offal, corn ethanol byproducts and peanut meat into China. These three agreements also included significant advances in sanitary and phytosanitary cooperation between the two countries. Other agreements focused on increased technological cooperation between the two countries and stressed both countries’ commitment to a cooperative and multipolar world.

2024 Municipal Elections

On October 6, 2024, Brazilian municipalities held elections for mayors and city council members. A second round of voting took place on October 27, 2024 in the 51 municipalities with constituencies of more than 200,000 voters in which none of the mayoral candidates obtained more than half of the valid votes (excluding blank and invalid votes) in the first round. The elected mayors and city council members were sworn into office on January 1, 2025.

Investigations into Antidemocratic Acts

On January 8, 2023, demonstrators invaded the Planalto Presidential Palace, the National Congress and the Federal Supreme Court (Supremo Tribunal Federal or STF, for its acronym in Portuguese) in Brasilia, the capital of Brazil, protesting the defeat of then-president Jair Bolsonaro in the 2022 Brazilian general election and the inauguration of his successor Luiz Inácio Lula da Silva. Police managed to regain control of the buildings and subdue the rioters three hours later.

On September 13, 2023, the STF began to try defendants who were criminally charged for their alleged involvement in the events of January 8, 2023. The Court analyzes and judges each criminal offense individually based on the charges presented by the Prosecutor General’s Office (Procuradoria-Geral da República or PGR, for its acronym in Portuguese). As of February 4, 2025, 374 people had been tried, convicted and sentenced to up to 17 years of imprisonment in the cases involving the most serious crimes.

On November 19, 2024, the Federal Police of Brazil conducted “Operation Counter-Coup” (Operação Contragolpe), aimed at dismantling the criminal organization responsible for planning a coup d’état to prevent the elected government from taking office following the 2022 Election. The Federal Police indicted 34 people, amongst them former president Jair Bolsonaro, as well as various former high-ranking officials from his administration.

On February 18, 2025, the Office of the Prosecutor General filed charges before the STF against former President Jair Bolsonaro and 33 others for alleged crimes including attempted coup d’état, violent abolition of the Democratic Rule of Law, and criminal organization.

High-ranking military officials were also charged for their role in the alleged attempted coup d’état, including Walter Braga Netto, former Minister of the Civil House and Defense, and Mauro Cid, former presidential aide.

Subsequently, on March 26, 2025, the STF unanimously accepted the charges and formally indicted Bolsonaro and seven others. They now stand trial before the STF for the crimes of armed criminal organization, attempted violent abolition of the Democratic Rule of Law, coup d’état, aggravated damage by violence and threat, and damage to protected public property. With the opening of criminal proceedings, the defendants—who remain at liberty—were entitled to present witnesses and request additional evidence during the evidentiary phase. Between May 19 and June 2, 2025, the STF heard 52 witnesses. Witness hearings were concluded on June 2 2025 and the presiding Justice, Alexandre de Moraes, scheduled interrogations of the defendants to begin on June 9. This phase will be followed by final arguments from both prosecution and defense. No date has been set for the STF to deliver its ruling, as the timeline depends on the completion of procedural steps. Under STF precedent, enforcement of any prison sentence would occur only after the final judgment, once all appeals have been exhausted.

On May 26, 2025, Minister Alexandre de Moraes of the STF authorized an inquiry into federal congressman Eduardo Bolsonaro for alleged crimes of coercion during legal proceedings, obstruction of investigations involving a criminal organization, and attempted violent abolition of the Democratic Rule of Law. The investigation was prompted by the Office of the Prosecutor General, which cited Eduardo Bolsonaro’s public statements and social media posts advocating for the U.S. government to impose sanctions on STF ministers and members of the Prosecutor General’s Office and Federal Police, actions perceived as attempts to intimidate and interfere with ongoing legal processes. The inquiry also investigates whether the financial support provided by former President Jair Bolsonaro to his son during his stay in the U.S. could be evidence that the aim of Eduardo Bolsonaro’s advocacy was to influence legal processes to benefit his father.

Cabinet Changes

On January 14, 2025, Sidônio Palmeira was sworn in as Minister of the Secretariat for Social Communication (Secretaria de Comunicação Social da Presidência da República or SECOM/PR), replacing Paulo Pimenta.

On February 1, 2025, Senator Davi Alcolumbre (União Brasil political party—State of Amapá) was elected President of the Federal Senate for the 2025-2027 term, having secured 73 out of 81 Senate votes in the first round of voting. This will be Senator Alcolumbre’s second tenure as Senate President, having previously served from 2019 to 2021. He succeeded Senator Rodrigo Pacheco (Partido Social Democrático political party—State of Minas Gerais).

On the same day, Congressman Hugo Motta (Republicanos political party- State of Paraíba) was elected President of the Lower House for the 2025-2027 term. Congressman Motta was elected in the first round with 444 out of 494 votes. He succeeds Congressman Arthur Lira (Progressistas political party—State of Alagoas).

On March 10, 2025, Gleisi Hoffmann was sworn in as Minister of the Secretariat for Institutional Relations succeeding Alexandre Padilha who, on the same day, took office as Minister of Health, replacing former Minister Nísia Trindade.

On April 24, 2025, Frederico de Siqueira Filho took office as the Minister of Communications, replacing former Minister Juscelino Filho.

On May 2, 2025, Minister of Social Security Carlos Lupi resigned from office, and was succeeded by Wolney Queiroz, former Executive Secretary of the Minister of Social Security. The resignation occurred while the Federal Police is pursuing an investigation into the Ministry of Social Security on the basis of potential social security fraud, although former Minister Lupi has not been implicated in the investigation. For more information, refer to the ‘Social Security’ section of this document.

On May 5, 2025, Márcia Lopes was sworn in as Minister of Women, succeeding Cida Gonçalves.

Legislative Reforms

Tax Reform

On December 20, 2023, the president enacted Constitutional Amendment 132/2023, which had been approved by the National Congress. Amendment 132 reforms taxes on consumption, replacing indirect taxes on goods and services for value-added taxes. However, Amendment 132 requires complementary legislation to regulate the new forms of taxation contemplated by the amendment.

On April 25, 2024, the Federal Government submitted Bill No. 68/2024, regulating aspects of the previously adopted tax reform Amendment 132, to the National Congress for consideration. The bill provides for a “cashback” or rebate mechanism for low-income families on certain goods and services such as cooking gas, electricity and water. The bill also provides for a “split payment” system, which electronically splits tax payments relating to transactions by recipient. On July 10, 2024, the bill was approved by the Lower House and further remitted to the Senate for consideration. The Senate then approved the bill on December 12, 2024, with some changes. In light of the Senate modifications, the bill had to return to the Lower House, where it was approved on December 17, 2024. On January 16, 2025, President Lula enacted the bill as Complementary Law No. 214/2025.

On June 5, 2024, the Federal Government submitted Bill No. 108/2024—the second complementary law regulating aspects of the tax reform—to the National Congress. The bill establishes the IBS Steering Committee (Comitê Gestor do Imposto sobre Bens e Serviços or CG-IBS, for its acronym in Portuguese), and sets out rules for its administrative procedures, as well as for the collection and distribution of the Tax on Goods and Services (Imposto sobre Bens e Serviços or IBS, for its acronym in Portuguese) and the transition to the new tax system. On

October 20, 2024, the bill was approved by the Lower House and remitted to the Senate. As of May 2025, the Senate’s Constitution and Justice Committee (CCJ, for its acronym in Portuguese) had conducted public hearings on the proposal. The rapporteur, Senator Eduardo Braga, expressed the expectation that the bill would be approved in the first half of 2025, allowing the trial phase of the IBS to begin in 2026, as provided for in Constitutional Amendment No. 132/2023.

On March 18, 2025, the Federal Government submitted Bill No. 1,087/2025 to the National Congress, proposing an increase in the monthly income tax exemption threshold to R$5,000 starting in 2026. To offset the estimated annual revenue loss of R$25.8 billion, the bill introduces a minimum tax rate for individuals earning over R$600,000 per year, with minimum rates increasing from 2.54% to up to 10% for those whose income is above R$1.2 million. The bill is currently under review by a special committee in the Lower House, with Deputy Arthur Lira (PP-AL) serving as the rapporteur. The committee plans to present its report by June 27, 2025, with a vote scheduled for July 16, 2025. Additionally, the government has proposed amendments to the 2025 Budget Guidelines Law (LDO) to allow the income tax exemption to become permanent, as current legislation limits such benefits to a five-year period.

Other Legislation

On September 4, 2024 the Senate approved, with amendments, Bill No. 528/2020 known as “fuels of the future,” which aims to decarbonize Brazil’s energy matrix, creates national programs for green diesel, sustainable aviation fuel and biomethane, and increases the percentage of ethanol and biodiesel in gasoline and diesel fuels, respectively. The Lower House then approved the amended bill on September 11, 2024. On October 8, 2024, President Lula enacted the bill as Law 14,993/2024.

On June 19, 2024, the Constitution and Justice Committee in the Senate approved Bill No. 2,234/2022, which authorizes the operation of casinos and legalizes gambling in Brazil. As of May 2025, the bill remains pending a full Senate vote, which has not yet been scheduled.

On March 12, 2025, the Federal Government issued Provisional Measure No. 1,292 (MPV, for its acronym in Portuguese) establishing the Crédito do Trabalhador (Workers’ Credit) program. This initiative expands access to payroll-deductible loans (crédito consignado) to private-sector employees, including domestic workers, rural laborers, and employees of micro-entrepreneurs (MEIs, for its acronym in Portuguese), who were previously excluded from such credit lines. The program allows these workers to obtain loans with lower interest rates by using up to 10% of their FGTS (Fundo de Garantia do Tempo de Serviço, or Severance Indemnity Fund) balance and 100% of the severance fine paid to workers upon dismissal as collateral. Loan operations commenced on March 21, 2025, through the Digital Work Card (Carteira de Trabalho Digital) application, enabling workers to receive and compare loan offers from participating financial institutions within 24 hours. Repayment installments are deducted directly from the worker’s paycheck via the e-Social system, with a maximum of 35% of the monthly salary allocated for loan repayment.

On April 23, 2025, President Lula submitted the Constitutional Amendment Bill (Proposta de Emenda Constitucional, or PEC, for its acronym in Portuguese) on Public Security to the National Congress. The bill seeks to grant constitutional status to the Unified Public Security System (Sistema Único de Segurança Pública, or SUSP), which was originally established in 2018 through ordinary legislation. The SUSP strengthens the role of the Federal Government in combating organized crime by, for example, enabling the Federal Government to establish general guidelines for public safety, including regarding the penitentiary system, and creates national funds for public safety. The amendment aims to strengthen the role of the state in combating organized crime and ensure a more integrated, coordinated, and permanent public security policy.

Public Health

COVID-19

Despite regional increases, illustrated by a February 6, 2025 warning by the Oswaldo Cruz Foundation (Fundação Oswaldo Cruz or Fiocruz, for its acronym in Portuguese) regarding regional increases in SARS cases linked to COVID-19 in five northern states: Amapá, Amazonas, Pará, Rondônia and Tocantins, national data indicates a downward trend in COVID-19 cases and deaths. According to the Ministry of Health, 2024 saw the lowest number of COVID-19 cases and deaths since the pandemic began, with a 54.1% reduction in reported cases and a 59.6% decrease in deaths compared to 2023. Preliminary data for early 2025 suggest that this downward trend continues. The Ministry of Health attributes this improvement to enhanced prevention and control measures, including the inclusion of the COVID-19 vaccine in the national immunization schedule and the establishment of coordinated guidelines with states and municipalities.

Dengue

Since 2023, the Federal Government has intensified its efforts to combat dengue by restocking insecticides and larvicides, investing R$30 million in the release of Aedes mosquitoes with Wolbachia bacteria in six additional municipalities, and allocating R$256 million to support health infrastructure in states and municipalities. On February 2, 2024, the Federal Government established the Arbovirus Health Emergency Operations Center, which is responsible for planning, organizing and leading the government response to dengue and other arboviruses emergencies, as well as for coordinating with public agencies and with state, district, and municipal managers of the Unified Health System (Sistema Único de Saúde or SUS, for its acronym in Portuguese), and for disseminating relevant information to the population. In 2024 the Federal Government also provided R$79 million in emergency funding to affected regions. An additional R$300 million was allocated to replenish the Basic Component of Pharmaceutical Assistance, supporting the purchase of medicines for dengue symptom management.

In February 2024 the SUS began a dengue vaccination campaign in select municipalities where the disease was considered endemic. While the campaign has gradually expanded to new areas, specifically municipalities with large populations and high transmission rates in the last 10 years and/or high infection rates in recent months, vaccination uptake has remained low.

Despite lower-than-expected vaccination rates, preliminary data from 2025 show a nearly 70% drop in dengue cases during the first two months of the year compared to the same period in 2024.

Foreign Affairs, International Organizations, and International Economic Cooperation

Brazil is a member of several organizations including the Group of Twenty (the “G-20”), Mercosur and the BRICS. Brazil held the presidency of the G20 from December 2023 to November 2024, and it hosted the G-20 Summit on November 18 and 19, 2024, in Rio de Janeiro. The final declaration of the G-20 Leaders’ Summit reaffirms the member countries’ commitment to the main guidelines of the Paris Agreement, while also emphasizing the need for enhanced international collaboration and support to increase public and private climate finance and investment. During the Summit, the Global Alliance against Hunger and Poverty was launched, at the initiative of the Federal Government.

On December 12, 2024, the Brazilian government announced the conclusion of negotiations for the Mercosur–European Union Association Agreement. The final agreement reflects commitments to sustainable development, fair labor practices, and increased commerce between the two blocks. The agreement includes the eventual elimination of tariffs on the automotive sector over a period of 30 years, the removal of certain environmental barriers to trade, the creation of multi-lateral labor and environmental regimes, and initiatives to increase the production of sustainable products, particularly aimed at small producers, cooperatives and indigenous communities. The next steps include legal revision, translation into all official languages of the parties, formal signature, internal approval processes—including Congressional approval in Brazil—ratification, and eventual entry into force. The agreement allows for bilateral implementation, meaning it can take effect between the EU and any individual Mercosur country once both parties complete ratification.

On January 1, 2025, Brazil assumed the rotating presidency of the BRICS. On January 6, 2025, Indonesia officially joined the BRICS as a full member. On January 17, 2025, Brazil, as the BRICS’ president, released a Conceptual Note (Nota Conceitual) outlining its priorities for the bloc. The document emphasized Brazil’s commitment to advancing initiatives that facilitate trade among BRICS nations using local currencies, aiming to reduce dependency on the U.S. dollar. Brazil will host the BRICS Summit in Rio de Janeiro in July 2025.

On February 13, 2025, U.S. President Donald Trump stated that BRICS member countries could face 100% tariffs if they pursued alternatives to the U.S. dollar for trade settlements.

On February 18, 2025, Brazil’s National Energy Policy Council (CNPE, for its acronym in Portuguese) approved Resolution No. 5/2025, endorsing the country’s participation in three strategic international energy forums: the International Energy Agency (IEA) and the International Renewable Energy Agency (IRENA), in which Brazil would participate as a member state, and the Cooperation Charter between Oil Producing Countries (CoC), in which Brazil would be a participating country. This engagement aims to strengthen Brazil’s role in global energy transition discussions, enhance energy security planning, and promote sustainable practices aligned with the National Energy Plan 2050 and the country’s updated Nationally Determined Contribution (NDC). The Ministry of Mines and Energy, in collaboration with the Ministry of Foreign Affairs, will oversee the formal accession processes.

Employment and Labor

Employment Levels

In 2024, formal employment increased by 16.5% from 2023, with the net creation of 1,693,673 jobs in 2024. In April 2025 there was a net increase in formal employment of 0.54% from March 2025, an equivalent of 257,528 jobs.

In the first quarter of 2025, Brazil’s unemployment rate reached 7.0%, a 0.8 percentage point increase compared to the previous quarter (6.2%), but a 0.9 percentage point decrease compared to the first quarter of 2024 (7.9%).

Wages

On April 15, 2024, the Federal Government submitted the 2025 Budgetary Guidelines Bill (LDO) to the National Congress, forecasting a 6.37% increase in the monthly minimum wage from R$1,412 to R$1,502. The estimate was revised to R$1,509—an increase of 6.87%—in the 2025 Annual Budget Bill (LOA) submitted to the National Congress on August 30, 2024. Finally, on December 30, 2024, President Lula signed a decree establishing the minimum wage at R$1,518, a 7.5% increase over the 2024 level.

This adjustment aligns with the new rule established by Law No. 15,077 of December 2024, which formalized a minimum wage indexation formula based on the sum of the previous year’s inflation (measured by the INPC) and the real GDP growth rate from two years earlier. However, the law introduced a cap on real increases, limiting them to a maximum of 2.5% above inflation between 2025 and 2030, in accordance with the fiscal framework.

Social Security

As of April 2025, the total monthly benefits paid by the Brazilian Social Security System over the previous 12 months decreased in real terms by 1.6% compared to the cumulative amount paid in the 12 months ending in April 2024. The benefits paid by the Brazilian Social Security System in the month of April 2025 decreased in real terms by 3.1% compared to April 2024.

On April 23, 2025, the Federal Police and the General Comptroller Office (Controladoria-Geral da União or CGU for its acronym in Portuguese) launched operation “No Discount,” to dismantle a nationwide scheme involving unauthorized deductions from the retirement and pension benefits of National Social Security Institute (INSS) beneficiaries. Investigations revealed that between 2019 and 2024, approximately R$6.3 billion was illicitly deducted from over six million retirees and pensioners through fraudulent agreements between class entities, such as associations and unions, and the INSS. The operation to uncover the fraudulent scheme involved the execution of 211 search and seizure warrants and six temporary arrest warrants across fourteen states and the Federal District. Seized assets were valued at over R$1 billion. Six public servants, including the then-president of the INSS, were removed from their positions.

In response, the Federal Government suspended all Technical Cooperation Agreements (ACTs) between the INSS and the implicated entities. Additionally, the Attorney General’s Office (AGU) has initiated proceedings to recover approximately R$2.56 billion from the involved entities. The government has assured that all affected individuals will be fully reimbursed by December 31, 2025. Although the total amount to be reimbursed has not yet been established, R$292 million were reimbursed in April, 2025.

Environment

On February 22, 2022, the Lower House approved the Constitutional Amendment Proposal (Proposta de Emenda Constitucional or PEC, for its acronym in Portuguese) No. 39/2011, which aims to transfer ownership of marine lands (terrenos de marinha), meaning lands bordering rivers and the sea, from the Federal Government to its occupants. The transfer would be free of charge if the land is occupied by states and municipalities, and subject to payment if occupied by private businesses or individuals. On May 27, 2024, the Constitution and Justice Committee in the Senate resumed discussion of the PEC.

After 11 years in the Lower House, the proposal was sent to the Senate, where it was renumbered as PEC No. 3/2022. On May 27, 2024, the Senate’s Constitution and Justice Committee (CCJ, for its acronym in Portuguese) resumed discussions on the matter. However, on December 4, 2024, following a request for further review, the Committee postponed the vote, with no new date scheduled for its resumption.

On May 30, 2023, the Lower House approved Bill No. 490/2007, later enacted as Law No. 14,701/2023. This law introduced the “marco temporal” (time frame) principle, limiting the recognition of Indigenous lands to those territories proven to have been occupied by Indigenous peoples as of October 5, 1988. On September 21, 2023, the STF ruled that the “marco temporal” principle is unconstitutional. However, on September 27, 2023, the bill was approved by the Senate and on October 23, 2023, President Lula vetoed it almost entirely, including the “marco temporal” provision. On December 14, 2023, the National Congress overrode the presidential veto on this matter. There are five appeals against Law No. 14,701/2023 awaiting judgment by the STF. On August 5, 2024, the STF began conciliation hearings on these appeals jointly with a special committee formed by representatives of the Federal, state and municipal governments, the National Congress, civil society and indigenous populations. These developments underscore the ongoing legal and societal debates surrounding the “marco temporal” and the demarcation of indigenous lands in Brazil.

On January 20, 2023, the Federal Government declared a public health emergency in the Yanomami Indigenous Territory (TIY, for its acronym in Portuguese), as the Yanomami people were severely impacted by illegal mining activities that prevented them from cultivating their land and faced high rates of death from illnesses such as malaria and dysentery, due to a lack of access to essential medicines. Since January 2023, the Federal Government has implemented a comprehensive strategy to combat illegal mining and address the humanitarian crisis in the TIY. This plan includes coordinated actions across health, security, and territorial protection, with an investment of R$1.7 billion. Key outcomes include a 94.11% reduction in active illegal mining areas—from 4,570 hectares in March 2024 to 269 hectares in February 2025—and a 68% decrease in deaths due to malnutrition in the first half of 2024 compared to the same period in 2023.

On January 30, 2025, the Federal Government inaugurated the Special Border Detachment (Destacamento Especial de Fronteira or DEF) in Waikás, in the TIY, enhancing the state’s permanent presence and operational capacity in the region. This facility supports integrated air and river surveillance and facilitates rapid response to illegal activities.

In August 2024, extensive wildfires in Brazil’s Amazon and Pantanal regions led to significant smoke dispersion, adversely affecting air quality across 10 Brazilian states. The United Nations Children’s Fund (UNICEF) issued a health warning on August 12, 2024, advising the public to take necessary precautions in response to the deteriorating air quality. By September 15, 2024, authorities had registered 820 fires across the Amazon, the Cerrado and the Pantanal regions of which 71% were extinguished or controlled. In addition, 58% of the national territory was affected by droughts in 2024. As of September 6, 2024, the Federal Government had sent 1,468 firefighters to the Amazon, and 907 firefighters to the Pantanal region, along with four helicopters, eight planes and 44 boats. The Federal Government also commissioned five additional helicopters to fight fires in the Pantanal region.

In response to growing wildfire risks, Congress approved Law No. 14,944, which President Lula enacted in July 2024, establishing the National Integrated Fire Management Policy. The law provides for a planned and coordinated approach to the controlled and responsible use of fire, with the goal of preventing and combating wildfires, conserving ecosystems, and respecting traditional practices. On February 26, 2025, the National Committee for Integrated Fire Management (COMIF, for its Portuguese acronym) issued a resolution pursuant to Law No. 14,944. The resolution sets guidelines for the development of Integrated Fire Management Plans (PMIFs) at various levels of state and local government and makes PMIFs mandatory for conservation units classified as high risk and for rural properties where controlled burns are conducted for agricultural purposes. The resolution establishes a two-year deadline for states to develop their PMIFs, which must cover either the entire territory or areas at highest risk. Municipalities and municipal consortia, as well as Indigenous territories and traditional communities—especially in critical or high-priority areas—are encouraged to prepare their own PMIFs. On February 27, 2025, Minister Marina Silva signed an ordinance that automatically sets environmental emergency status in specific regions during particular periods due to wildfire risk. The ordinance identifies vulnerable areas across the country and highlights periods of heightened risk, enabling the emergency hiring of federal firefighting brigades. It also sets parameters for prioritizing state-level wildfire prevention efforts.

On September 19, 2024, the National Operator of the Electrical System (“ONS”, for its Portuguese acronym) recommended the reintroduction of daylight saving time in Brazil due to historically low national rainfall levels, which triggered a drought affecting hydroelectric power generation. As a result, the country had to rely more heavily on costlier thermoelectric plants and energy imports, raising electricity costs. The Federal Government decided not to reinstate daylight saving time in 2024. On October 16, 2024, Minister of Mines and Energy Alexandre Silveira stated that the government did not anticipate any energy supply risks that would justify the measure. He added that the possibility of resuming daylight saving time would be reassessed after the Southern Hemisphere summer. As of June 3, 2025, following the conclusion of the Southern Hemisphere summer, there have been no updates on this matter.

In May 2023, Brazil’s environmental agency Ibama denied Petrobras’ request to drill an exploratory well in the Amazon Mouth Basin, part of the Equatorial Margin, citing technical shortcomings and the absence of a Sedimentary Area Environmental Assessment (AAAS, for its Portuguese acronym). Petrobras appealed the decision, and in February 2025, Ibama’s president requested additional information, despite internal technical recommendations for definitive rejection. On May 19, 2025, Ibama approved Petrobras’ oil spill emergency response plan, authorizing practical response simulations, including wildlife rescue drills. However, Ibama clarified that this approval does not constitute a drilling license, which remains subject to further environmental review.

On April 28, 2025, the Federal Government announced the launch of the 2nd Eco Invest Auction. The auction aims to mobilize resources to finance projects for the restoration of degraded land and to promote the conversion of those degraded areas into sustainable, productive systems.

Ecological Transformation Plan

On August 11, 2023, the Ministry of Finance presented the Ecological Transformation Plan, which aims to drive structural changes to the Brazilian economy and environment. The plan was coordinated by the Ministry of Finance with the contribution and direct involvement of other ministries, such as the Ministry of Environment and Climate Change. The main features of the Plan are the creation of a regulated carbon market through the SBCE (Law No. 15,042 passed in December 2024), the issuance of sustainable sovereign bonds, the creation of a national taxonomy for sustainability and the reformulation of the Climate Fund to finance activities involving technological innovation and sustainability.

In August 2024, the Federal Government introduced the Pact for Ecological Transformation, which aligns with the Ecological Transformation Plan. This initiative represents a commitment by the Executive, Legislative and Judicial branches to act harmoniously and in integrated fashion to promote ecological transformation through legislative, administrative, and judicial measures.

On November 27, 2024, Brazil announced its updated NDC, committing to reduce greenhouse gas emissions between 59% and 67% by 2035, as compared to 2005 levels. The commitment is underpinned by the country’s Climate Plan (Plano Clima), which guides the implementation of Brazil’s climate targets. Since the second half of 2023, the Climate Plan has been coordinated by the Interministerial Committee on Climate Change (CIM, for its acronym in Portuguese), which is composed of representatives from 23 ministries, the Rede Clima and the Brazilian Forum on Climate Change. The Climate Plan includes national adaptation and mitigation strategies—the latter aiming at emission reductions and the former at increasing resilience—as well as seven sectoral mitigation plans and sixteen sectoral and thematic adaptation plans. It also features cross-cutting strategies addressing implementation, dealing with issues such as financing, governance, capacity building, and measures for a just transition. The public consultation phase for the national adaptation and mitigation strategies and for the sectoral and thematic adaptation plans concluded on May 9, 2025, having gathered input from approximately 24,000 participants. Public consultation for the sectoral mitigation plans will also take place but has not yet begun.

Law No. 15,042 enacted on December 11, 2024, institutes the Brazilian Greenhouse Gas Emissions Trading System (Sistema Brasileiro de Comércio de Emissões de Gases de Efeito Estufa or SBCE, for its acronym in Portuguese). The SBCE introduces a cap-and-trade mechanism, setting greenhouse gas (GHG) emission limits for regulated sectors and allowing the trading of emission allowances known as Brazilian Emission Quotas (Cotas Brasileiras de Emissão, or CBEs), a fungible, tradable asset representing the right to emit 1tCO2e (one ton of carbon dioxide equivalent). In addition to CBEs, the SBCE also recognizes Certificates of Verified Emission Reduction or Removal (Certificados de Redução ou Remoção Verificada de Emissões, or CRVEs). While CBEs are emission allowances allocated under the regulatory cap, CRVEs represent verified emissions reductions or removals achieved through eligible projects. CRVEs can be used for compliance purposes within the SBCE and are also tradable, providing flexibility to regulated entities and fostering investment in decarbonization initiatives.

The implementation of the SBCE will occur in five phases. In the first phase, which will last 12 months and may be extended once for an equal period, a regulatory framework will be established, including the creation of a managing authority and the definition of the sectors subject to regulation. In the second phase, also lasting 12 months, the monitoring, reporting, and verification (MRV) system will be operationalized, and regulated entities will be required to begin submitting standardized emissions data. The third phase, with a duration of 24 months, will require companies to submit both verified emission reports and monitoring plans on a mandatory basis. In the fourth phase, the system will initiate its first allocation cycle, distributing CBEs through a National Allocation Plan. Finally, in the fifth phase, the full carbon market will become operational, including the holding of greenhouse gas quota auctions and the establishment of a regulated secondary market for CBEs.

On May 21, 2025 the Senate approved bill No. 2,159/2021, the General Environmental Licensing Law (“LGLA,” for its acronym in Portuguese), standardizing environmental licensing procedures nationwide and simplifying the issuance of licenses for supposedly low-impact projects. Approved with amendments, the LGLA bill will return to the Lower House.

Sustainable Taxonomy

In December 2023, during COP28 in Dubai, Brazil’s Ministry of Finance unveiled the Action Plan for the Brazilian Sustainable Taxonomy. The taxonomy introduces a classification system designed to identify economic and financial activities that are environmentally and socially sustainable. It aims to direct both public and private investments toward green and inclusive projects, promote sustainable technological advancements, and ensure transparent reporting on sustainable financial flows. The taxonomy encompasses 11 climate, environmental, and social objectives, covering sectors such as agriculture, extractive industries, manufacturing, energy, water and sanitation, construction, transportation, and select social services. Notably, it emphasizes Brazil’s unique environmental and social challenges while aligning with international standards to facilitate global interoperability.

From November 2024 to March 2025, the draft technical framework of the Brazilian Sustainable Taxonomy underwent public consultation. The inputs received are being reviewed by the sectoral and thematic Working Groups and the Advisory Committee, with deliberations scheduled to start on June 2025. Final approval and publication of the Technical Framework is expected by August 22, 2025.

COP30

The 30th United Nations Climate Change Conference (“COP30”) will be held in Belém, Brazil, from November 10 to 21, 2025, marking the first time the event will take place in the Amazon region. The Brazilian Federal Government is investing approximately R$4.7 billion in infrastructure projects to prepare the city for the arrival of around 60,000 participants, including world leaders, diplomats, investors, and activists.

Rio Grande do Sul Floods

From late April 2024 to late May 2024, torrential rains caused widespread flooding in the state of Rio Grande do Sul. At its peak, the flooding displaced around 626,000 people from their homes, affecting 471 municipalities and taking the lives of 169 people. To address the impacts caused by this extreme climatic event, the Federal Government organized a task force and put in place several measures to aid the state. As of September 10, 2024, a total of R$98.7 billion had been allocated for emergency measures, and the Federal Government granted a three-year deferral for the state of Rio Grande do Sul of its debt service, providing financial relief of R$11 billion in principal and R$12 billion in interest. As of 2021, Rio Grande do Sul had the fourth highest state GDP in the country, representing around 6.5% of total national GDP. The Federal Government estimates that the floods may have a negative impact of 0.25 percentage points on GDP in 2024, but any such impact is expected to be neutralized by the positive impact of government support measures, estimated between 0.2 and 0.3 percentage points.

The Inter-American Development Bank, together with the Economic Commission for Latin America and the Caribbean and the World Bank, published a report in November 2024 titled “Avaliação dos efeitos e impactos das inundações Rio Grande do Sul” (Evaluation of the Effects and Impacts of the Rio Grande do Sul Floods). The report estimates the financial effects of the floods in the municipalities of Rio Grande do Sul in 2024 at R$88.9 billion and a negative impact on Rio Grande do Sul’s GDP of an estimated 1.3% in 2024. The report highlights the importance of Federal Government support measures, which reduced the impact to around 1.1% of state GDP.

THE BRAZILIAN ECONOMY

Economy in 2024

Growth Acceleration Program

According to the 2025 Budget Bill, the new growth acceleration program (Novo Programa de Aceleração do Crescimento or PAC, for its acronym in Portuguese) is expected to receive R$60.92 billion from the Federal Government in 2025.

Industrial Policy Plan—Nova Indústria Brasil

On January 22, 2024, the Federal Government launched the Nova Indústria Brasil program, with the aim of boosting national industry through 2033. The program uses traditional public policy instruments such as subsidies, loans with reduced interest rates, and increased federal investments. The program also uses tax incentives and special funds to stimulate certain sectors of the economy. The program has six goals, or missions, related to expanding autonomy, ecological transition, and modernizing Brazil’s industrial sector. Among the sectors that will receive assistance are agribusiness, healthcare, urban infrastructure, information technology, bioeconomy, and defense. Most of the resources come from financing provided by the National Bank for Economic and Social Development (BNDES, for its acronym in Portuguese), the Financing Agency for Studies and Projects (Finep, for its acronym in Portuguese), and the Brazilian Industrial Research and Innovation Company (Embrapii, for its acronym in Portuguese).

On February 12, 2025, during an event celebrating one year of the Nova Indústria Brasil program, the Federal Government announced that the sixth program mission would focus on strategic technologies for national sovereignty and defense.

On May 26, 2025, BNDES President Aloizio Mercadante announced an increase in funding for the Nova Indústria Brasil program from the initially planned R$259 billion to R$300 billion. Since January 2023, the bank has already disbursed R$205 billion—approximately 80% of the original target set through 2026—across six strategic missions: R$56.2 billion for agribusiness, R$7.1 billion for healthcare, R$5.8 billion for infrastructure, R$49.6 billion for digital transformation, R$17.6 billion for decarbonization, and R$23.9 billion for defense.

Gross Domestic Product

As of May 19, 2025, the Federal Government forecast 2.4% GDP growth for 2025 and 2.5% GDP growth for 2026. As of May 19, 2025, the Federal Government projected inflation (measured by the IPCA) of 5.0% in 2025 and 3.6% in 2026. There is no assurance that such forecasts will prove accurate, and it is likely that outcomes will vary from the forecast.

In the first quarter of 2025, GDP increased by 1.4% compared to the previous quarter. This result was mainly driven by agriculture (12.2%). The services sector also contributed to this increase (growing by 0.3%) while industry showed no significant change (-0.1%). In the first quarter of 2025, GDP grew by 2.9% reflecting increases of 10.2% in agricultural output, 2.4% in industry, and 2.1% in services compared to the first quarter of 2024. On a 12-month accumulated basis ending March 31, 2025, GDP grew by 3.5%. This rate reflected increases of 3.2% in value added at basic prices and 5.2% in net taxes on production. The increase in value added occurred due to the following sectoral growth rates: agriculture (1.8%), industry (3.1%), and services (3.3%).

In 2024, Brazil’s GDP grew by 3.4% compared to 2023. GDP per capita grew by 3.0% compared to 2023. In 2024, industry expanded by 3.3% and services by 3.7%, while agriculture contracted by 3.2%.

Principal Sectors of the Economy

Public Utilities

In December 2024, the National Electric Energy Agency (Agência Nacional de Energia Elétrica or ANEEL, for its acronym in Portuguese) activated the green flag tariff, meaning that no additional charges were imposed on electricity bills, due to the persistent favorable conditions for energy generation across the country with the start of the rainy season, which persisted until May 2025. In May 2025, the yellow tariff flag was activated, meaning additional charges are imposed on electricity bills, due to reduced rainfall associated with the transition from the wet to the dry season.

For more information on the flag tariffs, see “The Brazilian Economy—Principal Sectors of the Economy” in Exhibit D to the 2023 Annual Report.

On March 6, 2025, the Federal Government announced a package of measures to reduce food prices. These measures included eliminating import tariffs on nine food items, strengthening regulatory stocks managed by the National Supply Company (CONAB, for its acronym in Portuguese), and prioritizing staple foods in the upcoming Harvest Plan.

The Harvest Plan is a federal government program that aims to provide funding to agricultural activities, mainly through lines of credit and agricultural policies.

FINANCIAL SYSTEM

Monetary Policy and Money Supply

Selic

On December 11, 2024, the Central Bank Monetary Policy Committee (Comitê de Política Monetária or COPOM, for its acronym in Portuguese) increased the Selic interest rate to 12.25% per annum. On January 29, 2025, the COPOM increased the Selic interest rate to 13.25% per annum. On March 19, 2025 the COPOM increased the Selic interest rate to 14.25% per annum and on May 7, 2025 to 14.75% per annum.

Inflation

In April 2025, domestic inflation (measured by the IPCA index, for its acronym in Portuguese) increased to 0.43%, the highest monthly rate for the month of April since 2023, and 0.13 percentage points below the inflation rate for March 2025 (0.56%). With respect to the 12-month period ending April 30, 2025, the inflation index increased to 5.53%, compared to 5.48% for the 12-month period ending April 30, 2024.

COPOM publishes a few inflation projections based on different hypothetical scenarios in the Copom Statements. In the May 2025 statement, the reference scenario, which assumes the Selic rate of the Focus survey (a survey of market expectations for economic indicators carried out by the Central Bank) and an exchange rate starting at US$/R$5.70 and evolving according to the purchasing power parity (PPP), inflation projections stood at 4.8% for 2025 and 3.6% for 2026. In this scenario, inflation projections for administered prices are 3.5% for 2025 and 4.0% for 2026.

Central Bank Board

On August 28, 2024, Gabriel Galípolo was nominated by President Lula to be president of the Central Bank, replacing Roberto Campos Neto, whose mandate ended on December 31, 2024. On October 8, 2024, the Senate confirmed Gabriel Galípolo’s nomination, and on December 30, 2024, President Lula formally appointed him as the new president of Brazil’s Central Bank for the 2025-2028 term. Besides Galípolo, three new Central Bank board directors were also confirmed: Nilton José Schneider (Monetary Policy), Izabela Moreira Correa (Institutional Relations, Citizenship, and Conduct Supervision) and Gilneu Astolfi Vivan (Regulation).

Foreign Exchange Rates

Foreign Exchange Rates

The Brazilian Real-U.S. Dollar exchange rate, as published by the Central Bank, was R$5.6694 to US$1.00 (sell side) on June 3, 2025.

The Brazilian Real-U.S. Dollar exchange rate rose from an average rate of R$4.95/US$1.00 in the fourth quarter of 2023 to an average of R$5.84/US$1.00 in the fourth quarter of 2024, reflecting an 18% change. In December 2023, the average exchange rate was R$4.90/US$1.00, and in December 2024, the average exchange rate was R$6.10/US$1.00, which corresponds to a depreciation of the Real of 19.7% in real terms.

The Brazilian Real-U.S. Dollar exchange rate decreased from a R$6.10/US$1 monthly average in December 2024 to a R$5.78/US$1 monthly average in April 2025, a 5.1% appreciation of the Real.

Financial Institutions

BNDES

On March 31, 2025, the Central Bank announced that the long-term interest rate (Taxa de Juros de Longo Prazo or TJLP, for its acronym in Portuguese), used for loans granted by BNDES prior to December 31, 2017, would increase to 8.65% per annum for the second quarter of 2025.

For May 2025, the long-term rate (Taxa de Longo Prazo or TLP, for its acronym in Portuguese) applicable for loans granted by BNDES from January 1, 2018 onward, increased to IPCA plus 7.73% per annum.

Banking Supervision

Loan Loss Reserves

As of April 2025, the level of loan transactions in arrears for over 90 days in the Brazilian financial system stood at 3.46%, an increase of 0.21% compared to March 2025. As of April 2025, the level of loan transactions in arrears with respect to loans granted to households in the Brazilian financial system was 4.08%, a 0.22 percentage point increase compared to 3.86% in March 2025. Arrears of loans provided to legal entities in the Brazilian financial system increased in April 2025 compared to the prior month (from 2.25% to 2.45%).

BALANCE OF PAYMENTS

As of April 30, 2025, the current account registered a deficit of US$68.50 billion (3.22% of GDP) for the preceding 12-month period. For the same period, (i) the capital account registered a deficit of approximately US$14.29 billion, (ii) the financial account registered a deficit of US$92.70 billion, and (iii) foreign direct investment amounted to US$69.84 billion (3.29% of GDP). As of May 28, 2025, international reserves totaled US$340.7 billion down from US$355.6 on May 31, 2024.

PUBLIC FINANCE

The following table sets forth revenues and expenditures of the Federal Government from 2021 through 2024 and the budgeted amounts for 2025:

Table No. 1

Primary Balance of the Central Government(1)

(in billions of Reais)

	2021	2022	2023	2024	2025 Budget(5)
1 – Total Revenues	2,351.6	2,579.9	2,509.1	2,736.1	2,930.3
1.1 – RFB Revenues(2)	1,456.9	1,551.5	1,535.3	1,726.9	1,923.0
1.2 – Fiscal Incentives	(0.2)	(0.1)	(0.1)	0.0	(0.0)
1.3 – Social Security Net Revenues	561.3	596.7	631.2	654.2	697.3
1.4 – Non-RFB Revenues	333.6	431.7	342.7	355.1	310.0
2 – Transfers by Sharing Revenue	430.2	509.7	481.8	528.7	570.2
3 – Total Net Revenue	1,921.4	2,070.2	2,027.2	2,207.5	2,360.1
4 – Total Expenditures	1,965.4	2,016.1	2,267.1	2,251.4	2,389.6
4.1 – Social Security Benefits	865.5	887.8	957.5	958.8	1,015.4
4.2 – Personnel and Social Charges	401.0	376.6	387.3	375.0	411.7
4.3 – Other Mandatory Expenditures	373.5	338.6	379.9	366.3	378.8
4.4 – Discretionary expenditures—Executive branch	325.4	413.1	542.4	551.3	583.7
5 – Primary Balance(3)	(44.1)	54.1	(239.9)	(44.0)	(29.5)
6 – Methodological Adjustment	(0.4)	9.2	(34.7)	(0.4)	—
7 – Statistical Discrepancy	(0.5)	0.3	(3.4)	(2.0)	—
8 – Central Government Primary Balance(4)	(45.0)	63.6	(277.9)	(46.4)	(29.5)
9– Nominal Interest	(492.5)	(558.5)	(655.0)	(872.5)	—
10 – Central Government Nominal Balance(4)	(537.6)	(494.9)	(932.9)	(918.9)	—

Note: Numbers may not total due to rounding

(1)	Consolidated accounts of (i) the National Treasury, (ii) Social Security System and (iii) the Central Bank.
(2)	Brazilian Federal Tax Authority (Receita Federal do Brasil or RFB).

(3)	Calculated using the “above the line” method, with respect to the difference between the revenues and expenditures of the public sector.
(4)

Calculated using the “below the line” financial method, with respect to changes in public sector’s total net debt (domestic or external). Surpluses are represented by positive numbers and deficits are represented by negative numbers.

(5)	Estimates in the 2025 Annual Budget Law.

Source: Federal Budget Secretariat (Secretaria de Orçamento Federal) and National Treasury.

The table below sets forth the expenditures of the Federal Government by function for 2021 through 2024 and the budgeted amounts for 2025. The figures in the table below are not directly comparable to those set forth in Table No. 1 above, entitled “Primary Balance of the Central Government”, because the expenditures set forth in Table No. 1 were calculated in accordance with the International Monetary Fund (“IMF”) methodology, which does not include, among other things, debt service expenditures and certain financial investments (which, in turn, are accounted for in the numbers set forth in Table No. 2 below).

Table No. 2

Federal Government Expenditures by Function

(in millions of Reais)

	2021	2022	2023	2024	2025 Budget(1)
Legislative	6,428.5	6,633.8	7,365.9	8,179.0	11,757.2
Judiciary	31,549.4	34,872.3	37,498.9	42,933.2	50,134.4
Essential to Justice	6,663.2	7,091.9	7,997.3	8,608.0	10,431.2
Administration	22,503.6	23,632.6	24,683.6	24,607.9	33,854.4
National Defense	78,191.7	81,277.2	82,384.2	87,214.8	95,890.8
Public Security	9,613.5	10,981.9	12,396.6	16,048.9	17,280.7
Foreign Affairs	3,652.3	3,725.9	3,735.1	4,617.6	4,631.0
Social Assistance	161,127.0	196,869.6	265,421.4	283,135.5	282,895.9
Social Security	804,532.0	894,750.2	973,468.9	1,046,816.0	1,086,556.7
Health	161,392.8	136,174.1	160,708.5	194,760.7	234,345.8
Labor	65,833.2	92,364.2	95,331.6	108,934.1	121,919.2
Education	90,093.9	104,466.7	125,343.3	132,550.5	175,414.2
Culture	584.9	591.4	2,287.3	2,017.3	2,904.3
Citizenship Rights	597.6	662.3	792.2	1,231.3	2,916.3
Urban Planning	1,123.5	1,407.0	1,194.4	1,686.2	9,541.9
Housing	2.1	2.6	0.0	13.5	760.7

Sanitation	445.5	316.9	150.0	249.6	1,736.1
Environmental Management	2,894.1	2,851.6	3,826.5	14,151.9	29,131.4
Science and Technology	4,728.7	8,111.6	12,482.2	14,758.9	22,293.9
Agriculture	16,036.7	21,496.4	21,063.5	20,355.5	34,476.2
Agricultural Organization	983.3	1,403.2	2,493.7	2,612.5	4,612.5
Industry	1,471.1	1,560.2	1,838.3	1,928.4	2,436.7
Commerce and Services	1,683.3	1,574.5	2,084.6	3,030.0	6,041.4
Communications	1,961.2	3,023.8	2,371.2	2,266.4	3,429.4
Energy	1,568.1	1,241.1	1,019.4	988.8	1,249.8
Transportation	6,432.2	7,625.9	12,739.4	14,897.7	17,364.3
Sports and Leisure	213.9	293.0	350.7	267.7	2,769.9
Special Charges(2)	1,009,336.7	1,030,754.8	1,091,106.2	1,397,525.9	3,355,578.8
Contingency Reserve(3)	—	—	—	—	100,040.0
Subtotal	2,491,644.2	2,675,756.7	2,952,134.8	3,436,387.6	5,722,394.9
Refinancing Charges	1,399,617.9	1,425,069.6	1,106,064.7	1,273,811.6	—
Total	3,891,262.1	4,100,826.2	4,419,497.6	4,710,199.2	5,722,394.9

Note: Numbers may not total due to rounding.

(1)	Estimates in the 2025 Annual Budget Law.
(2)

Special Charges includes expenses that cannot be associated with goods or services generated in the functioning of the Federal Government, including with respect to debt service, debt refinancing, reimbursements, indemnifications and other similar expenses.

(3)

The Contingency Reserve is outlined in the Annual Budget (Lei Orçamentária Anual) and may be used for additional lines of credit related to contingent liabilities, unexpected fiscal events and other unexpected events or risks.

Source: National Treasury.

2025 Budgetary Guidelines

The 2025 Budgetary Guidelines Bill was sent to the National Congress on April 15, 2024. The bill was approved by the National Congress on December 18, 2024, and enacted by President Lula into law on December 31, 2024. The 2025 Budgetary Guidelines Law forecasts a R$29.07 billion deficit (0.23% of GDP) for the central government in 2025, a R$14.37 billion deficit (0.11% of GDP) in 2026, a R$70.66 billion surplus (0.50% of GDP) in 2027, and a R$150.68 billion surplus (1.00% of GDP) in 2028. However, judicial decisions (ADIs No. 7064 and 7047) allow for the deduction from the fiscal target of R$39.85 billion in 2025 and R$47.46 billion in 2026. Considering these deductions, fiscal results for the central government are expected to present a surplus of R$10.78 billion (0.09% of GDP) in 2025 and a R$33.09 billion surplus (0.25% of GDP) in 2026.

The table below sets forth the assumptions that were considered under the 2025 Budgetary Guidelines Law, estimated when the bill was sent to the National Congress. There is no assurance that such assumptions will prevail, and it is likely that outcomes will vary from the assumptions.

Table No. 3

Principal 2025 Budget Assumptions

	As of December 31, 2024
Gross Domestic Product
Nominal GDP (billions of Reais)	R$	12,388.00
Real GDP Growth		2.80%
Inflation
Domestic Inflation (IPCA)		3.10%

Source: Federal Budget Secretariat (Secretaria de Orçamento Federal) and Economic Policy Secretariat (Secretaria de Política Econômica).

2025 Annual Budget

On August 30, 2024, the Federal Government sent the 2025 Annual Budget Bill to the National Congress for consideration. The bill was approved by the National Congress on March 20, 2025, and enacted by President Lula into law on April 10, 2025. The 2025 Annual Budget Bill estimates a R$14.5 billion surplus after deductions, complying with the neutral primary balance target set in the 2025 Budgetary Guidelines Law and the spending limits set by the sustainable fiscal framework established by Complementary Law No. 200/2023.

2026 Budgetary Guidelines

The 2026 Budgetary Guidelines Bill was sent to the National Congress on April 15, 2025. The bill forecasts a R$16.90 billion deficit (0.12% of GDP) for the central government in 2026, a R$73.41 billion surplus (0.50% of GDP) in 2027, a R$157.25 billion surplus (1.00% of GDP) in 2028, and a R$210.68 billion surplus (1.25% of GDP) in 2029. However, judicial decisions (ADIs No. 7064 and 7047) allow for the deduction from the fiscal target of R$55.09 billion in 2026. Considering this deduction, fiscal results for the central government are expected to present a surplus of R$38.20 billion (0.28% of GDP) in 2026.

Fiscal Balance

In April 2025, the consolidated public sector registered a primary surplus of R$14.15 billion, compared to a surplus of R$6.69 billion in April 2024. For the 12-month period ended April 30, 2025, the accumulated fiscal balance registered a deficit of R$6.01 billion (0.05% of GDP), compared to a deficit of R$266.51 billion (2.38% of GDP) in the 12-month period ended April 30, 2024.

In April 2025, the Brazilian Social Security System registered a deficit of R$32.62 billion. For the 12-month period ended April 30, 2025, the deficit of the Brazilian Social Security System totaled R$313.23 billion (in real terms). At current market prices, the deficit accumulated in the 12-month period ended April 30, 2025 reached R$303.23 billion.

On May 22, 2025, the Ministry of Finance announced a set of fiscal measures aimed at ensuring compliance with the 2025 primary result target. The measures included a R$10.6 billion spending block (bloqueio de gastos) and a R$20.7 billion expenditure freeze (contingenciamento) to prevent discretionary outlays from exceeding revenue projections. According to the Ministry, the actions were intended to maintain fiscal discipline, and reinforce consistency between fiscal and monetary policy in the context of inflation control and exchange rate stabilization.

On the same day, the government announced changes to the rules regarding the Financial Transactions Tax (Imposto sobre Operações de Crédito, Câmbio e Seguro ou relativas a Títulos ou Valores Mobiliários or IOF, for its acronym in Portuguese). Key changes included the introduction of a 5% IOF rate on monthly contributions exceeding R$50,000 to life insurance plans with survival coverage (such as VGBL), while maintaining the exemption for contributions below that threshold. The IOF framework for certain foreign exchange operations was also revised to address distortions and enhance tax neutrality across similar operations. Most of the changes took effect on May 23, 2025, with specific provisions – such as the IOF on reverse factoring (risco sacado) – coming into force on June 1, 2025.

In response to market feedback, the Ministry of Finance announced on May 23, 2025 that the zero IOF rate for investments in foreign countries made by Brazilian investment funds would be reinstated. This revision was intended to avoid creating unintended barriers to investments in foreign countries.

On June 3, 2025, the Finance Minister Fernando Haddad announced that the Federal Government intends to submit to the National Congress in the coming week a set of fiscal measures as an alternative to the recently enacted increase in the IOF rates. According to the minister, any further changes on the rules applicable to the IOF will only occur if such fiscal measures aimed at increasing the Federal Government’s revenues are approved.

Golden Rule

Based on the most recent Assessment of Primary Revenues and Expenditures Report, published on May 26, 2025, a shortfall under the Golden Rule is expected for 2025, in the aggregate amount of R$39.8 billion. The materialization of this scenario by the end of the fiscal year depends on the approval of supplementary credit by an absolute majority in Congress. The scenario may change depending on the financial execution performance and/or the availability of other sources of funding for debt payment.

As of April 30, 2025, the budget execution was above the Golden Rule margin, in the amount of R$119.72 billion.

See “Public Debt—Golden Rule” in Exhibit D to the 2023 Annual Report for more information about the Golden Rule.

PUBLIC DEBT

Public Debt Indicators

Public Sector Net Debt

As of April 30, 2025, Public Sector Net Debt was R$7,432.68 billion (61.7% of GDP) compared to R$6,787.18 billion (60.6% of GDP) as of April 30, 2024.

General Government Gross Debt

As of April 30, 2025, General Government Gross Debt was R$9,176.31 billion (76.2% of GDP) compared to R$8,424.19 billion (75.3% of GDP) as of April 30, 2024.

Federal Public Debt

The following table presents Brazil’s Federal Public Debt profile as of the dates referenced below:

Table No. 4

Federal Public Debt Profile

	As of April 30, 2025%			As of March 31, 2025%			As of April 30, 2024%
Federal Public Debt (R$ billons)	R$	7,616.6	100.0%	R$	7,508.3	100.0%	R$	6,704.0	100.0%
Domestic	R$	7,310.5	96.0%	R$	7,198.8	95.9%	R$	6,423.4	95.8%
Fixed-rate	R$	1,536.0	20.2%	R$	1,609.9	21.4%	R$	1,515.6	22.6%
Inflation-linked	R$	2,167.7	28.5%	R$	2,102.9	28.0%	R$	2,013.9	30.0%
Selic rate	R$	3,602.9	47.3%	R$	3,482.0	46.4%	R$	2,890.4	43.1%
FX	R$	3.9	0.1%	R$	4.0	0.1%	R$	3.6	0.1%
Other	R$	0.0	0.0%	R$	0.0	0.0%	R$	0.0	0.0%
External	R$	306.1	4.0%	R$	309.5	4.1%	R$	280.5	4.2%
Maturity Profile
Average Maturity (years)		4.2			4.1			4.1
Maturing in 12 months (R$ billions)	R$	1,364.7		R$	1,404.2		R$	1,278.3
Maturing in 12 months (%)		17.9%			18.7%			19.1%

Source: National Treasury.

Regional Public Debt (State and Municipal)

Federal Government Guarantees

The Federal Government guarantees certain loans to Brazilian sub-national governments. These loans are counter-guaranteed by collateral, including permitted transfers and the sub-national government’s revenues. As of April 2025, the Federal Government had paid a total of R$78.76 billion in liabilities incurred by states and municipalities since 2016. The largest payments were attributed to (i) the State of Rio de Janeiro (R$41.34 billion), (ii) the State of Minas Gerais (R$20.96 billion), (iii) the State of Goiás (R$6.07 billion), (iv) the State of Rio Grande do Sul (R$4.31 billion), (v) the State of Maranhão (R$1.51 billion), and (vi) the State of Pernambuco (R$1.44 billion).

Special Recovery Regime

On August 29, 2024, Supreme Federal Court Justice Nunes Marques homologated the agreement for the State of Minas Gerais to enter the Special Recovery Regime (as defined in “Special Recovery Regime” in the “Public Debt” section of the 2023 Annual Report). As of May 31, 2025, the states in the Special Recovery Regime were Goiás, Rio de Janeiro, Rio Grande do Sul, and Minas Gerais. Under the Special Recovery Regime, the Federal Government may pay certain liabilities incurred by the states participating in the Special Recovery Regime without recovering on counter-guarantees granted by such states.

Rating Agencies

On October 1, 2024, the rating agency Moody’s upgraded Brazil’s sovereign long-term debt rating from Ba2 to Ba1, maintaining a positive outlook.

On May 30, 2025, Moody’s reaffirmed the Ba1 rating for Brazil’s sovereign long-term debt, but revised the outlook from positive to stable.